(1) Organization and Significant Accounting Policies

Capital Investment Group, Inc. (the "Company") was incorporated as a North Carolina corporation on January 4, 1984 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts, nor does it perform custodial functions related to customer securities.

Revenue Recognition

Revenue is recognized at the point-of-sale when promised services or product is transferred to customers in an amount that is reflective of what the Company expects to receive in exchange for those services. Revenue can also be recognized at the point it is received if no reasonable estimate can be determined. Revenue is reported on a gross basis. The commissions and fees are paid to the advisors for initiating the transaction. See Note 11 for further discussion of revenues.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Receivable from Clearing Agent and Other Receivables

The Company clears certain transactions though a clearing agent on a fully disclosed basis. Commissions and fees owed to the Company from the clearing agent have been recorded as a receivable from clearing agent. In addition, the Company has accrued certain other commissions and fees that were earned prior to year end. The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2019 and 2018.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. It consists primarily of payments to brokers joining the Company for their intangible assets. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company is estimated using discounted cash flows and market multiples.

Occasionally brokers leave the Company, at which time their intangibles, recorded in goodwill, are deemed worthless.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company. Management does not believe the financial statements include any significant uncertain tax positions.

Advertising

Advertising and related costs are expensed as incurred. Advertising expense was $32,740 and $200,628 in 2019 and 2018, respectively.

Reclassifications

At times, reclassifications need to be made so that the prior period presented is comparable to the current period. These reclassifications have no material effect on the prior period's financial position or results of operations.

Recently Adopted Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), the new guidance outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers and supersedes most existing revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018, using the modified retrospective approach applied to those contracts that were not completed as of January 1, 2018. There was no impact to retained earnings as of January 1, 2018 or to the revenue for the year ended December 31, 2017, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Concentration of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2019 and 2018, the Company's uninsured cash balances totaled $1,741,299 and $1,446,107, respectively.

(4) Notes Receivable

The Company has made various unsecured loans to employees and registered representatives. The loans bear interest at various rates and reflect various repayment terms. The balances at December 31, 2019 and 2018 are as follows:

	2019	2018
Notes receivable	$ 8,167	$ 28,959
Less current portion	4,834	22,292
Long-term portion	$ 3,333	$ 6,667

(5) Property and Equipment

Property and equipment is summarized by major classifications as follows:

	2019	2018
Office equipment	$ 80,398	$ 80,398
Leasehold improvements	14,820	14,820
	95,218	95,218
Less accumulated depreciation	89,950	88,408
	$ 5,268	$ 6,810

(6) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2018 and 2017:

	Issued and Outstanding Shares
Common stock - class A, voting, 50,000 shares authorized	555
Common stock - class B, non-voting, 50,000 shares authorized	485
	1,040

(7) Retirement Plan

The Company maintains a defined contribution 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Voluntary employee participation in the plan is limited to U.S. Treasury Department Regulations. The Company contributed $12,000 and $12,000 in 2019 and 2018, respectively.

(8) Related Parties

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management of $743,330 and $755,382 in 2019 and 2018, respectively.

The Company receives insurance commissions from Capital Insurance Affiliates (a company related by common ownership) in the amount of $192,083 and $126,035 in 2019 and 2018, respectively.

Under a formal agreement, the Company receives management fees from the following companies related by common ownership for expenses paid on its behalf and for services provided by its employees:

	2019	2018
Capital Investment Brokerage, Inc.	$ 154,000	$ 155,000
Capital Investment Advisory Services, LLC	250,000	236,974
Capital Investment Counsel, Inc.	50,000	16,854
Capital Insurance Affiliates	20,000	9,039

In addition, the Company collects and pays out fees on behalf of Capital Investment Counsel, Inc. (a company related by common ownership). These fees amounted to $109,353 and $77,814 in 2019 and 2018, respectively.

(9) Line of Credit

The Company maintains an unsecured line of credit with a bank with a maximum credit limit of $750,000. This amount was modified and reduced from $1,000,000 during 2019. Interest on advances is payable monthly at the bank's prime rate but not less than 4.75% (4.75% and 5% as of December 31, 2019 and 2018, respectively). There was no balance outstanding as of December 31, 2019 and 2018.

(10) Leases

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Companies (a related entity). The Company's rent is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies; therefore, rent is paid on a month to month basis. Rent expense amounted to $95,133 and $85,844 in 2019 and 2018, respectively.

11) Revenues

Performance Obligations

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

(11) Revenues, Continued

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases of securities. The category includes commissions generated by the sale of securities on the exchanges and the sale of investment company shares. Front-end sales commissions and related clearing costs associated with trades introduced by the clearing broker-dealer are recognized on a trade date basis. Trailing commission revenue varies by investment product and is based on a percentage of the current market value of clients' investments in eligible assets and recognized over the period during which services are performed. Due to the fact that trailing commission revenue is based on the market value of investments, this variable consideration is constrained until the market value is determinable.

Insurance Products

Commissions are also recognized on the sale of insurance products. Commissions paid by the insurance carrier are based on a percentage of the premium the insurance carrier charges the policyholder. Annual trailing commissions are paid at the time the policyholder renews the contract. Variable and fixed annuities also pay a commission at the time of sale. Annuity trail revenues are based on asset value and recognized over time. Due to the fact that trailing commission revenue is based on the market value of investments this variable consideration is constrained until the market value is determinable.

Asset-Based Revenue

Asset-based revenue is generated from fee sharing arrangements with clearing broker-dealer's cash sweep programs. Cash sweep fees are generated based on advisors' clients' cash sweep accounts. The uninvested cash balances are swept into third-party money market funds for which the clearing broker-dealer receives fees. The Company receives a portion of those fees based upon the related contractual arrangement with the clearing agent. The programs include money market and margin sweep accounts. Asset-based revenue is recognized over time.

Revenue from Registered and Unregistered Offerings

Revenue from registered or unregistered offerings represents sales concessions generated by the advisor for their clients' purchase of alternative offerings. The concessions are determined based on a percentage of the invested amount. The revenue is recognized at the point-of-sale.

Fees Earned

Fees earned include such revenue items as 12b-1 fees, solicitor fees, registered investment advisor (RIA) oversight fees, sponsorship fees, and intercompany fees. Trailing 12b-1 commission revenue is generally based on a percentage of the current market value of client eligible assets and is recognized in the period that the on-going support is performed. Trail revenue is recognized over time. The Company receives fees from product sponsors, primarily mutual fund, annuity, and alternative companies for marketing support and sales education. The fee is generally computed as a fixed fee (point-of-sale) or a percentage of sales (over time). The Company receives fees from its role as fund distributor and recognizes that income at the point-of-sale. Certain independent financial advisors conduct their advisory business outside of the Company's affiliated RIA firm. These advisors pay either a predetermined flat fee (point-of-sale) or percentage of revenue (over time) to offset oversight expenses. Solicitor fees are also generated by our affiliated RIA, Capital Investment Advisors, and revenue is recognized over time.

(11) Revenues, Continued

Other Revenue

The Company receives compensation for miscellaneous rebates such as postage and handling, IRA fees and inactive account fee rebates. Revenue is earned at the point-of-sale.

Disaggregation of Revenues

The following table depicts the disaggregation of the various types of revenue generated by the Company:

	2019	2018
Commission revenue	$ 3,752,645	$ 3,412,725
Insurance products	10,396,882	11,656,228
Asset based revenue	505,933	402,077
Revenue from registered and unregistered offerings	2,820,254	1,917,977
Fees earned	4,040,592	3,824,764
Other revenue	168,638	741,404
	$ 21,684,944	$ 21,955,175

The following table sets forth revenue disaggregated by recognition pattern:

	2019	2018
Point-in-time	$ 13,983,106	$ 14,215,590
Over time	7,701,838	7,739,585
	$ 21,684,944	$ 21,955,175

Receivables from Contracts with Customers

The following presents the total of accounts receivable from contracts with customers:

	2019	2018
Receivables from contracts with customers	$ 1,564,750	$ 1,060,868

(12) Off-Balance Sheet Risk

Pursuant to a clearance agreement, all securities transactions are handled through a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions originated by the Company. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor the collateral available on customers' accounts.

(13) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $160,882 and $95,690 as of December 31, 2019 and 2018, respectively, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019 and 2018. the Company net capital was $1,249,483 and $1,472,137, respectively, which was $1,088,601 in excess of its required net capital in 2019 and $1,376,447 in excess of its required net capital in 2018. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1 and 0.98 to 1 as of December 31, 2019 and 2018, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers or perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customers.

(14) Commitments and Contingencies

The Company is involved in various lawsuits in the normal course of business. The Company maintains errors and omissions (E & O) insurance to reduce the risk associated with customer claims. Management, after consultation with outside legal counsel, has accrued a loss contingency of $400,000.

Settlements and awards that fall outside of the scope of the E & O insurance or are below the deductible are expensed as incurred or recognized and classified as legal settlements on the statement of income. In 2019 and 2018, the Company expensed $504,590 and $235,303, respectively, in settlements primarily from lawsuits incidental to its investment services.

(15) Subsequent Events

The date to which events occurring after December 31, 2019, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 27, 2020, the date the financial statements were available to be issued.